PARAMOUNT RESOURCES LTD.
Calgary, Alberta

March 3, 2005

NEWS RELEASE:	MEETING CALLED FOR APPROVAL OF PROPOSED TRUST SPINOUT TRANSACTION

     Paramount Resources Ltd. (“Paramount”) announces that the special meeting of securityholders to consider its previously announced trust spinout transaction (the “Trust Spinout”) is scheduled to be held on Monday, March 28, 2005. The Trust Spinout is to be effected through an arrangement under the Business Corporations Act (Alberta). The Information Circular in respect of the meeting to approve the arrangement is in the process of being mailed to securityholders, has been filed on SEDAR (www.sedar.com) and is available on Paramount’s website (www.paramountres.com). The transaction is subject to approval by the shareholders and optionholders of Paramount, the Court of Queen’s Bench of Alberta and regulatory authorities.

     At the meeting, holders of Paramount common shares and options will be asked to approve the Trust Spinout which would result in Paramount shareholders receiving units of a new energy trust, to be known as Trilogy Energy Trust (“Trilogy”). Upon completion of the Trust Spinout, Paramount shareholders will own 100% of post-reorganization Paramount and 81% of the outstanding units of Trilogy. Paramount will own the remaining 19% of the outstanding units of Trilogy. Shareholders will receive one trust unit for each existing common share. Based on the number of Paramount shares outstanding on February 25, 2005, there are expected to be approximately 63.9 million common shares of Paramount and 78.9 million units of Trilogy outstanding upon completion of the Trust Spinout.

     Trilogy will indirectly own certain of Paramount’s existing assets with current production of approximately 25,000 Boe/d (80% natural gas). These assets, in the Kaybob and Marten Creek areas of Alberta, are primarily low-risk, high working interest, lower decline properties that are geographically concentrated with numerous infill drilling opportunities and good access to infrastructure and processing facilities to be operated and controlled by Trilogy. The balance of Paramount’s assets, consisting of its predominantly growth-oriented assets, will remain with Paramount. Current production from these assets is approximately 20,000 Boe/d (75% natural gas). Through Paramount, shareholders will participate in the potential upside of its remaining predominantly growth-oriented assets. Through Trilogy, unitholders will receive regular distributions of cash derived from the cash flow produced by Trilogy’s low-risk development assets. Due to Trilogy’s extensive development drilling portfolio, it is anticipated that Trilogy will retain approximately 35% of its cash flow for capital expenditures with the remaining 65% of its cash flow being distributed to unitholders in monthly distributions. This extensive development drilling portfolio is expected to make Trilogy less reliant on the competitive acquisition market for developed assets to maintain and grow distributions.

     Paramount believes that the Trust Spinout will enhance value for shareholders by dividing Paramount’s assets into two specific groups, consisting of (i) the higher free cash flow Kaybob and Marten Creek assets which will be owned through Trilogy and (ii) the predominantly growth oriented assets that will continue to be owned by Paramount. The Trust Spinout will allow shareholders to participate either separately or on a combined basis in the growth potential and low-risk development qualities of Paramount’s assets. Paramount believes that the post-transaction structure better aligns risks and returns from each asset class in a way that is both sustainable and tax effective.

     In order to preserve the economic benefit of holders of existing Paramount stock options, the existing stock options of Paramount will be replaced with new options to acquire Paramount common shares at an adjusted exercise price and other options whose value will be tied to the value of the units of Trilogy. The new options will have the same aggregate exercise price as the original options and each option will relate to the same number of Paramount common shares and units of Trilogy as the number of common shares issuable under the existing Paramount options. The Trust Spinout will not result in the early vesting of any Paramount options.

     If the necessary securityholder and court approvals are obtained and other conditions are satisfied, the Trust Spinout is expected to be completed on or about April 1, 2005. If the Trust Spinout is completed as planned, Trilogy’s first cash distribution is expected to be $0.16 per unit and is expected to be paid on May 15, 2005 to unitholders of record on May 2, 2005.

     The board of directors of Paramount has unanimously concluded that the Trust Spinout is in the best interests of Paramount and its securityholders and recommends that securityholders vote in favour of the Trust Spinout. BMO Nesbitt Burns Inc. has provided an opinion that the consideration to be received by shareholders pursuant to the Trust Spinout is fair, from a financial point of view, to the shareholders.

     In conjunction with the approval of the Information Circular, the board of directors of Paramount also approved the content and inclusion in the Information Circular of reserves evaluations for the year ended December 31, 2004. The evaluation of the reserves which will continue to be owned by Paramount was prepared by McDaniel & Associates Consultants Ltd. and the evaluation of the reserves which will be indirectly owned by Trilogy was prepared by Paddock Lindstrom & Associates Ltd.

     The following tables summarize the reserves evaluated for Paramount as at December 31, 2004, assuming the completion of the Trust Spinout, using McDaniel’s forecast prices and costs. Column sums and Boe calculations may be influenced by rounding.

					Before Tax Net Present Value
					($ millions)
	Gross Proved and Probable Reserves				Discount Rate
		Light and	Natural
	Natural	Medium	Gas
	Gas	Crude Oil	Liquids	Total
Reserves Category	(Bcf)	(MBbl)	(MBbl)	(MBoe)	0%	5%	10%

Canada
Proved	136.5	2,252	1,022	26,019	586.3	491.1	427.7
Probable	126.1	1,155	186	22,350	520.8	386.8	299.7

Total Proved plus Probable Canada	262.5	3,407	1,208	48,368	1,107.1	877.9	727.4

United States
Proved	0.4	2,108	—	2,169	29.5	25.0	21.6
Probable	—	431	—	437	6.0	3.9	2.7

Total Proved plus Probable United States	0.4	2,539	—	2,606	35.5	28.8	24.3

Total
Total Proved	136.8	4,359	1,022	28,188	615.8	516.0	449.4
Total Probable	126.1	1,586	186	22,787	526.8	390.7	302.4

Total Proved plus Probable	262.9	5,946	1,208	50,975	1,142.6	906.7	751.7

     The following tables summarize the reserves evaluated for Trilogy as at December 31, 2004, assuming the completion of the Trust Spinout, using Paddock’s forecast prices and costs. Column sums and Boe calculations may be influenced by rounding.

					Before Tax Net Present Value
					($ millions)
	Gross Proved and Probable Reserves				Discount Rate
		Light and	Natural
	Natural	Medium	Gas
	Gas	Crude Oil	Liquids	Total
Reserves Category	(Bcf)	(MBbl)	(MBbl)	(MBoe)	0%	5%	10%

Proved	210.4	4,339	5,320	44,722	1,028.9	830.2	706.6
Probable	95.3	1,746	1,902	19,532	429.8	276.7	201.0

Total Proved plus Probable	305.7	6,085	7,222	64,254	1,458.7	1,106.8	907.6

Paramount 2004 Operational Highlights

     The following table summarizes certain operational highlights of Paramount for the year ended December 31, 2004 as compared to the year ended December 31, 2003. The following information is actual results for Paramount and does not give effect to the Trust Spinout.

OPERATING	2004	2003	% Change

Fourth Quarter Production
Natural Gas (MMcf/d)	198	141	40%
Crude oil and liquids (Bbl/d)	8,903	5,877	51%
Total production (Boe/d) @ 6:1	41,878	29,353	43%

Reserves (MBoe)(1) (as of December 31, 2004)
Proved	72,910	50,883	43%
Proved plus Probable	115,229	67,413	71%

Estimated present value before tax (discounted @ 10% using forecasted prices and costs)(1) (as of December 31, 2004)
Proved ($ millions)	1,156.0	597.4	94%
Proved plus Probable ($ millions)	1,659.3	733.6	126%

Land (as of December 31, 2004) (2)

Gross undeveloped land (thousands of acres)	5,536	4,756	16%
Net undeveloped land (thousands of acres)	3,442	2,800	23%
Net undeveloped land value ($ millions)	185.4	98.2	89%

Notes:

(1)	The total Paramount reserves and estimated present value before tax were derived by combining the reserves evaluation of McDaniel, effective December 31, 2004, with the reserves evaluation of Paddock effective December 31, 2004.

(2)	Undeveloped land refers to land with no attributed reserves as at December 31, 2004.

For the year ended December 31, 2004, Paramount replaced its annual production by 2.7 times for Proved reserves and by 4.6 times for Proved plus Probable reserves.

     Finding and development costs for 2004 were $13.57 on a proved basis and $9.48 on a proved plus probable basis. Finding and development costs for 2003 were $18.93 on a proved basis and $15.73 on a proved plus probable basis.

Advisory Regarding Oil and Gas Information

     In this news release, certain natural gas volumes have been converted to Boe on the basis of six thousand cubic feet (Mcf) to one barrel (Bbl). Boe may be misleading, particularly if used in isolation. A Boe conversion ration of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

     Finding and development costs were calculated for each year shown by dividing exploration and development costs plus changes in estimated future development costs less the increase in value of undeveloped land and capital associated with long term development projects by reserve additions for the year. The increase in value of undeveloped land and capital associated with long term development projects was excluded from the numerator as these items are not associated with reserve additions for the year. The 2003 figures do not include technical revisions, a significant portion of which were associated with the adoption of National Instrument 51-101 in September 2003. The aggregate of the exploration and development costs incurred in 2004 and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

Advisory Regarding Forward Looking Statements

     This news release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this news release include statements with respect to the magnitude of oil and natural gas reserves. Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because we can give no assurance that such expectations will prove to have been correct. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic business and market conditions, fluctuations in interest rates, production estimates, our future costs, future crude oil and natural gas prices, and our reserve estimates. Paramount’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994